# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAVIENT CORP, CIK 0001593538
CUSIP: 63938C108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 13865 SUNRISE VALLEY DRIVE, HERNDON, Virginia (VA), 20171
Date of event which requires filing of this statement: 02/27/2025
Filed by CIK 0001406672
Persons authorized to receive notices and communications: EDWARD BRAMSON, SHERBORNE INVESTORS MANAGEMENT LP, 135 East 57th Street, New York, New York (NY), 10022, 212-735-1000; STEPHEN WELKER, SHERBORNE INVESTORS MANAGEMENT LP, 135 East 57th Street, New York, New York (NY), 10022, 212-735-1000; KENNETH MANTEL, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Sherborne Investors Management LP (CIK 0001406672): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (28.8% of the class)
- Sherborne Strategic Fund F, LLC (CIK 0002039965): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (28.8% of the class)
- Newbury Investors LLC (CIK 0001914278): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sherborne Investors Master GP, LLC (CIK 0002013694): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (28.8% of the class)
- Sherborne Investors LP (CIK 0001406888): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (28.8% of the class)
- Sherborne Investors GP, LLC (CIK 0001373507): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (28.8% of the class)
- Sherborne Investors Management GP, LLC (CIK 0001406671): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (28.8% of the class)
  Comment: NAME OF REPORTING PERSONS BRAMSON EDWARD J CIK of reporting person: 0001016268
- BRAMSON EDWARD J (CIK 0001016268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (28.8% of the class)
- Welker Stephen (CIK 0001914277): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (28.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NAVIENT CORP
Address of issuer's principal executive offices: 13865 SUNRISE VALLEY DRIVE, HERNDON, Virginia (VA), 20171
Comment: The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned ("Amendment No. 10"). This Amendment No. 10 is being filed to reflect a change in beneficial ownership solely as a result of a decrease in the number of outstanding Shares as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on February 27, 2025, and not as a result of an acquisition of Shares by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated to read as follows:

A. SSFF
As of the date hereof, SSFF beneficially owned 29,449,997 Shares. Percentage: Approximately 28.8%

B. Newbury Investors
As of the date hereof, Newbury Investors beneficially owned 0 Shares. Percentage: Approximately 0%

C. Sherborne Master
Sherborne Master, as the managing member of SSFF, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF. Percentage: Approximately 28.8%

D. Sherborne Investors LP
Sherborne Investors LP, as the sole member of Sherborne Master, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF. Percentage: Approximately 28.8%

E. Sherborne Investors Management
Sherborne Investors Management, as the investment manager of SSFF, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF. Percentage: Approximately 28.8%

F. Sherborne GP
Sherborne GP, as the general partner of Sherborne Investors LP, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF. Percentage: Approximately 28.8%

G. Sherborne Management GP
Sherborne Management GP, as the general partner of Sherborne Investors Management, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF. Percentage: Approximately 28.8

H. Messrs. Bramson and Welker
Each of Messrs. Bramson and Welker, as a managing director of each of Sherborne GP and Sherborne Management GP, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF. Percentage: Approximately 28.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. SSFF
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

B. Newbury Investors
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

C. Sherborne Master
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

D. Sherborne Investors LP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

E. Sherborne Investors Management
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

F. Sherborne GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

G. Sherborne Management GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

H. Messrs. Bramson and Welker
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997
Transactions in the class effected during the past sixty days:
A. SSFF
SSFF has not entered into any transactions in the Shares in the past 60 days.

B. Newbury Investors
Newbury Investors has not entered into any transactions in the Shares in the past 60 days.

C. Sherborne Master
Sherborne Master has not entered into any transactions in the Shares in the past 60 days.

D. Sherborne Investors LP
Sherborne Investors LP has not entered into any transactions in the Shares in the past 60 days.

E. Sherborne Investors Management
Sherborne Investors Management has not entered into any transactions in the Shares in the past 60 days.

F. Sherborne GP
Sherborne GP has not entered into any transactions in the Shares in the past 60 days.

G. Sherborne Management GP
Sherborne Management GP has not entered into any transactions in the Shares in the past 60 days.

H. Messrs. Bramson and Welker
Messrs. Bramson and Welker have not entered into any transactions in the Shares in the past 60 days.

## Signatures
- Sherborne Investors Management LP: /s/ Stephen Welker, Stephen Welker, Managing Director (02/28/2025)
- Sherborne Strategic Fund F, LLC: /s/ Stephen Welker, Stephen Welker, Managing Director (02/28/2025)
- Newbury Investors LLC: /s/ Stephen Welker, Stephen Welker, Managing Director (02/28/2025)
- Sherborne Investors Master GP, LLC: /s/ Stephen Welker, Stephen Welker, Managing Director (02/28/2025)
- Sherborne Investors LP: /s/ Stephen Welker, Stephen Welker, Managing Director (02/28/2025)
- Sherborne Investors GP, LLC: /s/ Stephen Welker, Stephen Welker, Managing Director (02/28/2025)
- Sherborne Investors Management GP, LLC: /s/ Stephen Welker, Stephen Welker, Managing Director (02/28/2025)
- BRAMSON EDWARD J: /s/ Edward J Bramson, Edward J Bramson (02/28/2025)
- Welker Stephen: /s/ Stephen Welker, Stephen Welker (02/28/2025)